Exhibit 99.3





ASML


2002 Annual Results
Building on Core Competence
Presented by
Doug Dunn, President and CEO
Peter Wennink, Executive Vice President Finance and CFO
Veldhoven, January 16, 2003

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slide 2

Agenda
o        Industry environment
o        ASML accomplishments 2002
o        Business strategy
o        Financial summary
o        Outlook 2003

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slide 3

Industry enivronment

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slide 4

Industry environment
o        Weak corporate demand, but improving
o        Cautious consumer demand
o        Return to growth for semiconductor industry, but slow
o        Caution caused by false recovery in Q2 2002
o        No rapid recovery in short term

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slide 5

ASML environment
o        New products are in demand
o        More customers choose ASML
However
o        Chipmakers hesitant to invest
o        Order lead times shrinking
slide 6

Semiconductor industry annual sales B$

        1984    1985    1986    1987    1988    1989    1990    1991    1992    1993
        28      23      30      40      42      51      52      58      60      80


        1994    1995    1996    1997    1998    1999    2000    2001    2002    2003F
        105     150     140     148     135     155     205     148     148     155

[graphic omitted]

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slide 7

Semiconductor ASP trends (January 1986 = 100)

[graphic omitted]

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slide 8

Semiconductor monthly unit trends (billion)

[graphic omitted]

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slide 9

ASML accomplishments

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slide 10

Accomplishments: products

o        Maturation of products
o        Acceleration of installs
o        Reduction in cycle times
o        Improved reliability

o        Improved Average Selling Price (ASP)
o        Increased to 9.1M euro in 2H 2002
o        Reflects demand for newer products
o        However, price pressure is intense
slide 11

New TWINSCAN AT:1200B announced

                     www.asml.com/dualstages
                     -----------------------

[graphic omitted]
slide 12

Accomplishments: business

o        Sold 127 systems in H2 2002, 205 FY 2002
o        Increased sales, with 23% growth over 2001
o        Generated cash in H2 2002: 65M euro, 135M euro in continuing operations
o        Improved inventory management
o        Improved cash management
o        Further actions announced to lower breakeven level

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slide 13

Semiconductor industry capex B$

[graphic omitted]
slide 14

Accomplishments: market position

o        Regional market share gains
o        Increased installed base in China
o        Penetrated further into Japan

o        Technology market share gains
o        Gained 300 mm market share
o        Provided broad range of solutions for an increased customer base

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slide 15

Accomplishments: market position

December 20, 2002

Electronic News

ASML Snags Top Spot in Stepper Market

2002 has been a rough year in some respects for Dutch lithographer ASML, but it has not all been bad -- it overtook rival Nikon Corp. to become No. 1.

According to first half 2002 market share data from market research firm VLSI Research Inc., Veldhoven, Netherlands-based ASML captured 44.9 percent of the IC stepper and scanner market with $540.4 million in sales, putting it ahead of Tokyo-based Nikon. In terms of the IC stepper market, in the first half of this year Nikon captured ...

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slide 16

                      70% of top 20 spenders choose ASML

                  Top 20 estimated capex budgets for 2003


Rank       Company                     Capex ($mil)           ASML Customer
1          Intel                         4600                      X
2          Samsung                       2600                      X
3          TSMC                          1500                      X
4          Micron                        1000                      X
5          STMicroelectronics            1000                      X
6          Dongbu                        1000                      X
7          Infineon Technologies          900                      X
8          UMC Group                      900                      X
9          IBM                            900                      X
10         Texas Instruments              750                      X
11         Elpida                         750
12         Toshiba                        600
13         Matsushita                     600
14         AMD                            600                      X
15         NEC                            550
16         Sony                           500
17         Philips                        500                      X
18         ProMOS                         400
19         Fujitsu                        400
20         Chartered                      400                      X


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slide 17

Business strategy
slide 18

Business strategy

o        Market share leadership through:
o        Leadership in customer satisfaction
o        Leadership in technology
o        High value drivers for customers
o        Operational excellence
o        Improved financial performance

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slide 19

Reset financial goals

o        Implemented further actions to lower breakeven point

o        Emphasize Return On Invested Capital (ROIC)

o        Generate positive cash flow

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slide 20

Strategic decisions

o        Addressing loss-making operations
o        Divesting Thermal business in 2003
o        Discontinued Track business

o        Improving organizational efficiency to reduce cost
o        No impact on R&D progress
o        No impact on customer support initiatives
o As a result, reduced breakeven point further slide 21

Backlog: litho unit vs. value

               Backlog      Value
      01/01/01          275          1863
      02/01/01          269          1848
      03/01/01          240          1757
      04/01/01          191          1566
      05/01/01          196          1591
      06/01/01          188          1401
      07/01/01          223          1752
      08/01/01          216          1395
      09/01/01          205          1577
      10/01/01          196          1548
      11/01/01          152          1118
      12/01/01          117          1161
      01/01/02          111          1141
      02/01/02          109          1150
      03/01/02          117          1215
      04/01/02          134          1294
      05/01/02          144          1444
      06/01/02          160          1570
      07/01/02          135          1350
      08/01/02          127          1270
      09/01/02           93           930
      10/01/02           76           760
      11/01/02           79           790
      12/01/02          103          1030
slide 22

Financial summary
slide 23

Total revenues M Euros

        1998    1999    2000    2001    2002
        1111    1518    2673    1589    1959
Semi                    1180    830     788

Prior year financial statements have been restated to reflect the impact of discontinued operations slide 24

System revenue per region

Lithography systems shipments


        Europe  U.S.A.  Taiwan  China   Korea   ROW
        12%     35%     27%     6%      11%     9%

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slide 25

Overview historical financials consolidated M Euros

 ------------------------------------------------------------------ --------------------- ------------------------- ----------------
         ASML                     2001 FY                 2002 1H                 2002 2H                   2002 FY

 Net sales                         1,589      100.0%       788      100.0%         1,171      100.0%         1,959      100.0%
 ---------------------------------------- ----------- --------- ----------- ------------- ----------- ------------- ----------------
 Gross profit                         31        2.0%       233       29.6%           235       20.1%           468       23.9%
 ---------------------------------------- ----------- --------- ----------- ------------- ----------- ------------- ----------------
 R&D costs                           331       20.8%       145       18.4%           154       13.2%           299       15.3%
 ---------------------------------------- ----------- --------- ----------- ------------- ----------- ------------- ----------------
 SG&A costs                          249       15.7%       133       16.9%           130       11.1%           263       13.4%
 ---------------------------------------- ----------- --------- ----------- ------------- ----------- ------------- ----------------
 M&A costs                            41        2.7%        NA                        NA                        NA
 ---------------------------------------- ----------- --------- ----------- ------------- ----------- ------------- ----------------
 Operating income from
   continuing operations            (591)     (37.2)%      (45)      (5.7)%          (49)      (4.2)%          (94)      (4.8)%
 ---------------------------------------- ----------- --------- ----------- ------------- ----------- ------------- ----------------
 Net income from continued ops.     (415)     (26.1)%      (46)      (6.3)%          (42)      (3.2)%          (88)      (4.5)%
 ---------------------------------------- ----------- --------- ----------- ------------- ----------- ------------- ----------------
 Net income from discont. ops.       (64)        (4)%      (52)      (6.1)%          (68)      (6.2)%         (120)      (6.1)%
 ---------------------------------------- ----------- --------- ----------- ------------- ----------- ------------- ----------------
 Total net income                   (479)     (30.1)%      (98)     (12.4)%         (110)      (9.4)%         (208)     (10.6)%
 ---------------------------------------- ----------- --------- ----------- ------------- ----------- ------------- ----------------

Prior year financial statements have been restated to reflect the impact of discontinued operations slide 26

Sales per model - Lithography

 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
                                                                   2001 1H          2001 2H           2002 1H          2002 2H
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 New scanners
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 200 mm
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
        i-line                                                              34                 8                8               15
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
        Krf (248 nm)                                                        50                33               34               42
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
        Arf (193 nm)                                                         2                14                7                8
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
        Total 200 mm scanners                                               86                55               49               65
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 300 mm
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
        i-line                                                               0                 1                2                6
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
        Krf (248 nm)                                                         4                 3               14               19
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
        Arf (193 nm)                                                         0                 0                4               16
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
        Total 300 mm scanners                                                4                 4               20               41
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Total scanners                                                             90                59               69              106
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------

 ------------------------------------------------------------- --------------- ----------------- ----------------- -----------------
 New steppers
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
        i-line                                                              14                 8                4                4
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
        Krf (248 nm)                                                         3                 1                0                0
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
        Micralign                                                            1                 4                0                0
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Total steppers                                                             18                13                4                4
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------

 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
  Used systems                                                              12                 5                5               17
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------
  TOTAL                                                                    120                77               78              127
 ------------------------------------------------------------- ---------------- ----------------- ---------------- -----------------

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slide 27

          Backlog lithography per December 31, 2002

                     Total value M Euros 1,077


                        Value per type
                        --------------

                Scanners 200 mm    Scanners 300 mm
                          41%                59%





                    Value per technology
                    --------------------

        248 nm  193 nm  157 nm  I-line
           56%     28%     10%     6%





                    Value per region
                    ----------------

        China   Singapore       U.S.A   Taiwan  Europe  Korea
           3%          9%         38%      17%      9%    24%





                  Value per end-use
                  -----------------

        Foundry Memory  MPU&MCU Logic   R&D
           29%    31%      31%     7%    2%
slide 28

Cash flow M Euros

----------------------------------------- ----------------------- ----------------------- -----------------------
                                                 2002 1H                 2002 2H                 2002 FY
----------------------------------------- ----------------------- ----------------------- -----------------------
  Net income                                       (46)                    (42)                    (88)
----------------------------------------- ----------------------- ----------------------- -----------------------
  Depreciation and amortization                     83                     104                     187
----------------------------------------- ----------------------- ----------------------- -----------------------
  Effects of changes in assets
    and liabilities                               (199)                     46                    (153)
----------------------------------------- ----------------------- ----------------------- -----------------------
Cash flow from operations                         (162)                    108                     (54)
----------------------------------------- ----------------------- ----------------------- -----------------------

----------------------------------------- ----------------------- ----------------------- -----------------------
Cash flow from investing and
   financing activities                            (89)                     28                     (61)
----------------------------------------- ----------------------- ----------------------- -----------------------
Cash flow from discontinued
   operations                                      (57)                    (70)                   (127)
----------------------------------------- ----------------------- ----------------------- -----------------------
Net cash flow                                     (308)                     66                    (242)
----------------------------------------- ----------------------- ----------------------- -----------------------


Prior year financial statements have been restated to reflect the impact of discontinued operations

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slide 29

Balance sheet as of December 31, 2002 M Euros

 ----------------------------------------------------- ------------------------------ -----------------------------
 ASSETS                                                          June 2002                      Dec 2002
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Cash and cash equivalents                                        603            18%             669           20%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Accounts receivable, net                                         555            16%             557           17%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Inventories, net                                                 870            26%             730           22%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Assets from discontinued operations                              153             5%             106            3%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Tax assets                                                       337            10%             494           15%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Other assets                                                     264             8%             237            7%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Property, plant and equipment                                    572            17%             495           15%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Intangible fixed assets                                           15             0%              14            1%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 TOTAL ASSETS                                                    3369           100%            3302          100%
 ----------------------------------------------------- --------------- -------------- --------------- -------------

 ----------------------------------------------------- --------------- -------------- --------------- -------------
 LIABILITIES and SHAREHOLDERS' EQUITY
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Current liabilities                                              674            20%             662           20%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Tax liability                                                     35             1%             158            5%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Liabilities from discontinued operations                          63             2%              66            2%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Long term debts                                                 1182            35%            1100           33%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 Shareholders' equity                                            1415            42%            1316           40%
 ----------------------------------------------------- --------------- -------------- --------------- -------------
 TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                        3369           100%            3302          100%

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slide 30

International Trade Commission litigation
o   Initial determination scheduled for January 29, 2003

o   Outcome to be processed by the full International
    Trade Commission

o   Final ruling anticipated mid year
slide 31

Semiconductor industry revenue breakdown (2001)

        CE      Auto    Datacom Telco   Cell phone      PC      Other
        17%      10%      4%      7%        11%         35%      16%


Source: Deutsche Bank Securities Inc. estimates

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slide 32

Outlook 2003

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slide 33

Industry outlook 2003
o        Semiconductor industry growing again
o        Growth accelerating in 2H 2003
o        Equipment industry flat to low growth in 2003 over 2002
o        Rate of growth initially modest
o        Customers remain cautious
o        Volatility in order backlog has increased
o Reluctance of customers to commit to long order lead times slide 34

Summary


o        Deliver world class leading-edge imaging solutions
o        Gain market share
o        Improve working capital
o        Generate cash

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slide 35

ASML
Commitment